VIA EDGAR

April 24, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:          Ms. Christina Chalk

Re:	ZEVRA THERAPEUTICS, INC. PRRN14A filed April 16, 2025 Filed by the Mangless Group SEC File No. 1-36913

Dear Ms. Chalk:
This letter is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated April 17, 2025. Your comments are reproduced below in bold italics, followed in each case by the response of Daniel J. Mangless, Travis C. Mickle, PhD, and Arthur C. Regan (together, the “Mangless Group”). On behalf of the Mangless Group, we are filing via EDGAR Amendment No. 2 to the Group's Preliminary Proxy Statement. We are also attaching to this letter a redline of the amended Preliminary Proxy Statement that shows the changes made to the previously filed Preliminary Proxy Statement.
PRRN14A filed April 16, 2025
Cover Page
1.
Refer to the new disclosure in the second full paragraph on page 3. We do not understand the reference to "any of the prior nominees who are not directors," since all of the prior Mangless nominees were elected in 2023. Please revise or advise.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 3 of the Amendment No. 2 of the preliminary proxy statement (the “proxy statement”).
Proposal 1, Election of Directors, page 9
2.
Item 7(b) of Schedule 14A requires disclosure of information regarding transactions with related persons. See Item 404(a) of Regulation S-K. Nominee Dr. Mickle served as Chief Executive Officer of the Company until January 2023 and as its President and director until April 2023, and thereafter provided consulting services to the Company until October 2024. Provide the information required by Item 404(a) for the period from January 1, 2023 through the date of the proxy statement. See also, Item 404(d) of Regulation S-K and the Instructions to that Item, as to smaller reporting companies.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 11 of the proxy statement to provide the required disclosure.
Solicitation; Expenses, page 17
3.
Refer to comment 16 in our last comment letter. The revised disclosure here does not address the last sentence of that comment, where we asked you to state in the proxy statement whether, if you achieve a majority on the board of directors after this election, you will seek reimbursement for the expenses incurred in the 2023 solicitation. Please revise to address.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 19 of the proxy statement to provide the required disclosure.
4.
We note the new disclosure in the last paragraph of this section. Please revise to clarify what you mean by the statement that "Mr. Regan alone is responsible for this retainer and any expenses associated with the same." Since Mr. Regan is both a nominee, and in control of Regan & Associates, Inc., the proxy solicitor engaged for this solicitation, it is unclear whether this means that Mr. Regan will waive the fees for the solicitation, but would seek reimbursement for them if your solicitation is successful. Please clarify. In addition, revise to enumerate the "certain expenses" that may be payable to Regan & Associates, Inc. if your solicitation is successful, including the maximum amount of such expenses, if applicable.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 19 of the proxy statement to provide the required disclosure.
Form of Proxy Card, page 22
5.
We note that Mr. John Bode is listed on your proxy card in the following manner: "The undersigned appoints Daniel J. Mangless and John B. Bode, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Zevra Therapeutics, Inc. which the undersigned would be entitled to vote if personally present at the 2025 Annual Meeting..." Since Mr. Bode is not a current nominee nor listed as a participant in this solicitation, but is a current director of the Company, please confirm the reference to Mr. Bode as a designated proxy holder here by revising or advising.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised the proxy card to remove the reference to John B. Bode.
6.
The presentation of the Company's nominees on your proxy card is confusing because the text advises shareholders not to vote "for the following two Company nominees 1c to 1d." However, the Company nominees are labelled below that statement as 1d and 1e. Please revise.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have the proxy card to provide the correct labelling of the Company’s nominees.
General
7.
See our comment above regarding fees that may be payable to Regan & Associates, Inc., both for this year's solicitation and the solicitation that occurred in 2023. Item 5(b) of Schedule 14A requires disclosure about each participant's direct and indirect interests in a solicitation, which is not limited solely to share ownership. Revise the proxy statement generally to clearly disclose that one of the nominees is a principal at and/or owner of Regan & Associates, Inc., and any fees payable to him as a result, including with respect to the 2023 solicitation. In addition, note that Item 7(b) of Schedule 14A and Item 401(a) of Regulation S-K require disclosure of any arrangement or understanding between any nominee and any other person, pursuant to which such nominee was selected as a director candidate. Please revise to describe, if applicable.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised page 19 of the proxy statement to provide the required disclosure.
8.
In new disclosure on pages 11 and 15 of the revised proxy statement, you indicate that abstentions and broker non-votes will be considered votes against Proposal 2. However, the Company's proxy statement indicates that broker non-votes will have no effect on the outcome of the vote on Proposal 2. Please revise or advise.

Response:
We acknowledge the Staff’s comment and advise the Staff that we have revised pages 13 and 17 of the proxy statement to provide the required disclosure.

We acknowledge that the filing persons are responsible for the accuracy of their disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the filing persons may not use the staff comments as a defense in any proceeding.
Please contact me at 414-297-5596 if you need any additional information.

Sincerely,

/s/ Peter Fetzer
Peter Fetzer

cc: Daniel J. Mangless
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